UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes free translation of a material event sent to Chilean SVS regarding 2010 dividend.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                  Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______                                                                    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______

Santiago, March 15, 2011

Mr. Fernando Coloma C.
Superintendent
Securities and Insurance Superintendency
Avda. Libertador Bernardo O’Higgins 1449
Santiago

MATERIAL EVENT

Dear Mr. Superintendent:

We hereby inform you that the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM) in an ordinary session held March 15, 2011 unanimously agreed to recommend to the next Annual Shareholders Meeting of SQM to pay as a definitive dividend 50% of the net profits obtained by SQM during the 2010 business period.

This proposal implies maintaining the current “SQM’s Dividend Policy for the Year 2010” which was approved at the Annual Shareholders Meeting held April 29, 2010.

Therefore, and subject to the approval of SQM’s shareholders at the next Annual Shareholders Meeting to be held on April 28, 2011, SQM will pay a definitive dividend in the amount of US$0.72592 per share. From this definitive dividend, the interim dividend amount of US$0.41794 per share will be deducted, and therefore, the outstanding amount of US$0.30798 per share will be paid to those shareholders registered in the Company’s Book of Shareholders during the fifth working day prior to the day of such payment. The pertinent amount will be paid in its equivalent in Chilean pesos based on the “Observed Dollar” rate published by the Official Gazette on April 28, 2011. According to the above, the payments will be made in favor of the corresponding shareholders, personally or through a duly authorized representative, beginning on Wednesday, May 11, 2011, at 09:00am.

We hereby inform the above as a material event in compliance with articles 9 and 10 of Law N°18.045 and additionally, in compliance with “SQM’s Dividend Policy for the Year 2010” and with the Forms 660, 687 and 1062 and in the Norm of General Character Nº30 in compliance with the indications that the Superintendency set forth, issued on October 22, 1986, February 13, 1987, March 6, 1992 and November 10, 1989, respectively.

SQM Los Militares 4290, Piso 6 Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Sincerely,

Sociedad Química y Minera de Chile S.A.

Patricio Contesse G.
Chief Executive Officer

CC:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SQM Los Militares 4290, Piso 6 Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:    /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: March 15, 2011